                        RAPTOR NETWORKS TECHNOLOGY, INC.
                          1241 E. Dyer Road, Suite 150
                           Santa Ana, California 92705
                                 (949) 623-9300


                                 March 26, 2007

Via FedEx and EDGAR Correspondence
----------------------------------

Mark P. Shuman
Branch Chief - Legal
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

     RE:  RAPTOR NETWORKS TECHNOLOGY, INC.
          REGISTRATION STATEMENT ON FORM SB-2
          FILED JANUARY 24, 2007
          FILE NO. 333-140178

Dear Mr. Shuman:

     This letter responds to the comments of your letter dated February 20, 2007 relating to Raptor Networks Technology, Inc. (the "Company"), a copy of which letter is enclosed for your convenience.

     The enclosed clean and marked-to-show-changes copies of Amendment No. 1 to the Company's Registration Statement on Form SB-2, Reg. No. 333-140178 (the "Registration Statement") contain revisions that are in response to your comments. We have reproduced below in bold font each of your comments set forth in your letter of February 20, 2007, together with the Company's responses in regular font immediately following each reproduced comment. The Company's responses in this letter correspond to the numbers you placed adjacent to your comments in your letter of February 20, 2007. The page numbers referenced below correspond to the marked version of the Registration Statement enclosed herewith.

     The Company respectfully asks that you and your staff undertake to review this letter and the enclosed Registration Statement as promptly as reasonably convenient, as the Company may be subject to significant monetary penalties if the Registration Statement is not declared effective by April 15, 2007 in accordance with the Company's registration obligations to the selling stockholders listed therein. The Company would appreciate any efforts that can be made by you and your staff in this regard.

REGISTRATION STATEMENT ON FORM SB-2
-----------------------------------

1. THE 15,267,292 SHARES REPRESENTS APPROXIMATELY 30 PERCENT OF THE NUMBER OF SHARES HELD BY NON-AFFILIATED HOLDERS WHICH APPEARS TO BE APPROXIMATELY 50 MILLION SHARES. IN YOUR RESPONSE LETTER, EXPLAIN THE BASIS ON WHICH YOU CONCLUDE THAT THE SALES BY THE SELLING STOCKHOLDERS DO NOT INVOLVE A PRIMARY OFFERING BY THE ISSUER. IN PARTICULAR, WHY DO YOU BELIEVE THAT THE OFFERING IS NOT "BY OR ON BEHALF OF THE REGISTRANT," AS THAT PHRASE IS USED IN SUB-PARAGRAPHS (A)(1)(I) AND (A)(4) OF RULE 415?

     The Company respectfully submits that the sales by the selling stockholders (the "Transaction") are appropriately characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) based on guidance set forth in The Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Section D.29 (July 1997) (the "Section D.29 Interpretation"). The Section D.29 Interpretation states, in relevant part, as follows:

          "The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer."

     When applying these factors to the Transaction as set forth in more detail below, the Company believes that the Transaction is appropriately characterized as a secondary offering and, therefore, is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

How Long the Selling Stockholders Have Held the Shares
------------------------------------------------------

     The shares of common stock sought by us to be covered by the Registration Statement represent a portion of the good faith estimate of the number of shares of common stock (the "Underlying Shares") that are issuable upon the conversion of convertible notes (such convertible notes, collectively, the "Securities") held by Castlerigg Master Investments Ltd. ("Castlerigg"), Cedar Hill Capital Partners Onshore, LP ("CH Onshore"), and Cedar Hill Capital Partners Offshore, Ltd. ("CH Offshore" and collectively with Castlerigg and CH Onshore, the "Selling Stockholders"). The Selling Stockholders acquired Securities in the aggregate original principal amount of $5,000,000 on July 31, 2006 and, pursuant to an amendment and restatement of the July 31, 2006 purchase agreement, the principal amount of the July 31, 2006 Securities was increased from $5,000,000 to approximately $7,200,000 and additional Securities in the original principal amount of $1,600,000 were issued on January 22, 2007. As such, the Selling Stockholders have been at been at market risk with respect to Securities in the principal amount of $5,000,000 since July 31, 2006 and in the principal amount of approximately $3,800,000 since January 22, 2007. Although we are unable to definitively predict the time period that may elapse between the date the Selling Stockholders acquire the Underlying Shares and the date upon which they may eventually sell or otherwise transfer the Underlying Shares, each of the Selling Stockholders has represented to us in writing, in substance that (i) it acquired the Securities and will acquire the Underlying Shares for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act of 1933, as amended (the "Securities Act"),
(ii) it acquired the Securities and will acquire the Underlying Shares in the ordinary course of its business, and (iii) at the time it acquired the Securities, it did not have any agreement or understanding, directly or indirectly, with any person to distribute any of the Securities or Underlying Shares. Because the foregoing facts indicate that the Selling Stockholders are holding the Securities long-term, the Selling Securities do not appear to be acting in a manner consistent with that of an underwriter.

     Based on the forgoing, we respectfully submit that the Section D.29 Interpretation factor regarding how long the Selling Stockholders have held the shares supports a finding that the Transaction is a secondary offering and, therefore, is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Circumstances Under Which the Selling Stockholders Received The Shares
----------------------------------------------------------------------

     Because the Underlying Shares being registered for resale under the Registration Statement underlie securities that were issued in a properly conducted and completed PIPE transaction, the Section D.29 Interpretation factor regarding the circumstances under which the Selling Stockholders received the securities supports a finding that the Transaction is a secondary offering and, therefore, is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

     The Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Section 3S(b) (Supplement - March 1999) (the "Section 3S(b) Interpretation") states in relevant part as follows:

          "In a PIPE transaction (private-investment, public-equity), the staff will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the staff's PIPEs analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor's control or that an investor can cause not to be satisfied."

     Based on the foregoing, there are two significant criteria that must be met in order for the shares of common stock underlying convertible securities and warrants issued in a PIPE transaction to be properly registered for resale as a valid secondary offering. First, the issuance of the convertible securities and warrants must have been made in a transaction exempt pursuant to Section 4(2) under the Securities Act. And, second, the private placement must be "completed." (SEE ALSO Black Box Incorporated, SEC No-Action Letter (June 26,
1990) regarding "completed" private placement transactions).

     SECTION 4(2)-EXEMPT SALE
     ------------------------

     The Securities held by the Selling Stockholders were issued in an exempt transaction pursuant to Section 4(2) of the Securities Act, based on the safe-harbor to Section 4(2) provided by Rule 506 of Regulation D promulgated under the Securities Act. This exemption was claimed on the basis that the transaction did not involve any public offering and the Selling Stockholders are all "accredited investors" as that term is defined in Rule 501(a) of Regulation
D. Appropriate investment representations were obtained from each Selling Security Holder and certificates representing the Securities were issued with appropriate restrictive legends. A Form D covering the Securities was filed with the Securities and Exchange Commission (the "Commission") on February 6, 2007. As a result, the Securities were issued in an exempt transaction pursuant to
Section 4(2) under the Securities Act.

     "COMPLETED" OFFERING
     --------------------

     The Section 3S(b) Interpretation discussed above, as well as the Division of Corporation Finance's position in the Black Box Incorporated No-Action Letter, make it clear that a private placement is "completed" if commitments are in place from all investors subject only to conditions outside of their control so that there is no further investment decision. The Selling Stockholders became irrevocably bound to purchase a set amount of convertible notes and warrants for a set purchase price upon the January 22, 2007 closing of the Amended and Restated Amendment and Exchange Agreements between the Company and each of the Selling Stockholders (the "Amended Purchase Agreement"). On that date, the full purchase price was paid by the Selling Stockholders to the Company and the convertible notes and warrants contemplated by the Amended Purchase Agreement were issued by the Company to the Selling Stockholders. The Selling Stockholders were, and continue to be, at market risk as of and at all times after January 22, 2007, and there was no further investment decision by the Selling Stockholders after January 22, 2007.

     Based on the foregoing, the offering of the Securities was "completed" prior to the filing of the Registration Statement as required by the Section 3S(b) Interpretation and the Black Box Incorporated No-Action Letter. As such, we respectfully submit that the Section D.29 Interpretation factor regarding the circumstances under which the Selling Stockholders received the securities supports a finding that the Transaction is a secondary offering and, therefore, is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Selling Stockholders' Relationship With the Company
---------------------------------------------------

     Prior to negotiating and entering into the original July 31, 2006 purchase agreement and the January 22, 2007 Amended Purchase Agreement, the Company had no prior relationship or dealings with any of the Selling Stockholders or any affiliates of the Selling Security Holders. Other than the Underlying Shares the Company is seeking to register under the Registration Statement, the Company has never registered any securities for the Selling Stockholders or any affiliates of the Selling Stockholders. Other than the Company's obligations under the Amended Purchase Agreement and related agreements, the Company has no ongoing relationship with the Selling Stockholders.

     Based on the forgoing, we respectfully submit that the Section D.29 Interpretation factor regarding the Selling Stockholders' relationship to the Company supports a finding that the Transaction is a secondary offering and, therefore, is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

The Amount of Shares Involved
-----------------------------

     We are seeking to register 15,267,292 Underlying Shares under the Registration Statement, which represents 30% of the Company's non-affiliate public float of 50,890,974 shares as of the January 22, 2007 date of the Amended Purchase Agreement. This number of Underlying Shares is in line with the guidance provided by Deputy Director Shelley Parratt at Northwestern's Securities Regulation Institute in San Diego on January 25, 2007 and subsequent SEC disclosures regarding Rule 415(a)(1)(i) offerings, as it represents less than 1/3 of the Company's non-affiliate public float immediately prior to the Amended Purchase Agreement.

     In addition, the Company is prohibited from effecting a conversion of the notes or an exercise of the warrants held by a Selling Stockholder if after giving effect to such conversion or exercise the Selling Stockholder (along with its affiliates) would beneficially own in excess of 4.99% of the number of shares of the Company's common stock outstanding immediately after giving effect to such conversion or exercise. Upon providing at least sixty-one days' prior written notice to the Company, a Selling Stockholder may increase or decrease this limitation to a percentage not in excess of 9.99%. As a result, at any given time the total number of Underlying Shares the Selling Stockholders will be able to sell under the Registration Statement will be restricted by these limitations.

     Based on the forgoing, we respectfully submit that the Section D.29 Interpretation factor regarding the number of shares the Company is seeking to register supports a finding that the Transaction is a secondary offering and, therefore, is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Whether the Sellers are in the Business of Underwriting Securities
------------------------------------------------------------------

     Based solely on information supplied to us by the Selling Stockholders, we do not believe that the Selling Stockholders are in the business of underwriting securities. A summary of the information provided to us by each of the Selling Stockholders is set forth below.

     CASTLERIGG
     ----------

     Castlerigg is a multi-strategy fund. Investments in PIPE transactions represent a small portion of Castlerigg's overall investments. Castlerigg is not acting as an underwriter with respect to the Company's Securities or Underlying Stock and does not typically act as an underwriter. Other than its investment in the Company's convertible notes, Castlerigg has not invested in any other securities of the Company that have an exercise price or conversion price that float with the market price of securities. Castlerigg is not, and is not affiliated with, a broker-dealer.

     CH OFFSHORE AND CH ONSHORE
     --------------------------

     CH Offshore and CH Onshore are each funds that employ a variety of investment strategies, which consist almost exclusively of non-PIPE transactions. Each fund's investment in the Company's Securities constitutes the only PIPE transaction entered into by each of the funds since their formation around March 2005. Neither CH Offshore nor CH Onshore is acting as an underwriter with respect to the Company's Securities or Underlying Stock and they do not typically act as an underwriter. Other than their investment in the Company's convertible notes, neither CH Offshore nor CH Onshore has invested in any other securities that have an exercise price or conversion price that float with the market price of securities. Neither CH Offshore nor CH Onshore is, or is affiliated with, a broker-dealer.

     In addition, with respect to the offering covered by the Registration Statement, each of the Selling Stockholders has represented to us in writing in substance that (i) it acquired the Securities and will acquire the Underlying Shares for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act, (ii) it acquired the Securities and will acquire the Underlying Shares in the ordinary course of its business and (iii) at the time it acquired the Securities, it did not have any agreement or understanding, directly or indirectly, with any person to distribute any of the Securities or Underlying Shares.

     Based on the forgoing, we respectfully submit that the Section D.29 Interpretation factor regarding whether the Selling Stockholders are in the business of underwriting securities supports a finding that the Transaction is a secondary offering and, therefore, is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Whether Under All the Circumstances it Appears that the Seller is Acting as a
-----------------------------------------------------------------------------
Conduit for the Issuer
----------------------

     Based upon the factors set forth above, we respectfully submit that, when considering all the circumstances, none of the Selling Stockholders should be deemed to be acting as a conduit for the Company. We again note that, with respect to the offering covered by the Registration Statement, each of the Selling Stockholders has represented to us in writing in substance that (i) it acquired the Securities and will acquire the Underlying Shares for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act, (ii) it acquired the Securities and will acquire the Underlying Shares in the ordinary course of its business, and (iii) at the time it acquired the Securities, it did not have any agreement or understanding, directly or indirectly, with any person to distribute any of the Securities or Underlying Shares.

2. PLEASE PROVIDE US, WITH A VIEW TOWARD DISCLOSURE IN THE PROSPECTUS, WITH THE TOTAL DOLLAR VALUE OF THE SECURITIES UNDERLYING THE SENIOR CONVERTIBLE NOTES AND WARRANTS THAT YOU HAVE REGISTERED FOR RESALE (USING THE NUMBER OF UNDERLYING SECURITIES THAT YOU HAVE REGISTERED FOR RESALE AND THE MARKET PRICE PER SHARE FOR THOSE SECURITIES ON THE DATE OF THE SALE OF THE SENIOR CONVERTIBLE NOTES AND WARRANTS).

     Please see the Company's additional disclosures under the caption "Value of the Common Stock Covered By This Prospectus" on page 76 of the marked Registration Statement.

3. PLEASE PROVIDE US, WITH A VIEW TOWARD DISCLOSURE IN THE PROSPECTUS, WITH TABULAR DISCLOSURE OF THE DOLLAR AMOUNT OF EACH PAYMENT (INCLUDING THE VALUE OF ANY PAYMENTS TO BE MADE IN COMMON STOCK) IN CONNECTION WITH THE TRANSACTION THAT YOU HAVE MADE OR MAY BE REQUIRED TO MAKE TO ANY SELLING SHAREHOLDER, ANY AFFILIATE OF A SELLING SHAREHOLDER, OR ANY PERSON WITH WHOM ANY SELLING SHAREHOLDER HAS A CONTRACTUAL RELATIONSHIP REGARDING THE TRANSACTION (INCLUDING ANY INTEREST PAYMENTS, LIQUIDATED DAMAGES, PAYMENTS MADE TO "FINDERS" OR "PLACEMENT AGENTS," AND ANY OTHER PAYMENTS OR POTENTIAL PAYMENTS). PLEASE PROVIDE FOOTNOTE DISCLOSURE OF THE TERMS OF EACH SUCH PAYMENT. PLEASE DO NOT INCLUDE ANY REPAYMENT OF PRINCIPAL ON THE SENIOR CONVERTIBLE NOTES IN THIS DISCLOSURE.

     Please see the Company's additional disclosures under the caption "Cost of Financing and Net Proceeds" on pages 76-77 of the marked Registration Statement.

4. PLEASE PROVIDE US, WITH A VIEW TOWARD DISCLOSURE IN THE PROSPECTUS, WITH TABULAR DISCLOSURE OF THE TOTAL POSSIBLE PROFIT THE SELLING SHAREHOLDERS COULD REALIZE AS A RESULT OF THE CONVERSION DISCOUNT FOR THE SHARES OF COMMON STOCK UNDERLYING THE SENIOR CONVERTIBLE NOTES, PRESENTED IN A TABLE WITH THE FOLLOWING INFORMATION DISCLOSED SEPARATELY:

          o THE MARKET PRICE PER SHARE UNDERLYING THE SENIOR CONVERTIBLE NOTES ON THE DATE OF THE SALE OF THE SENIOR CONVERTIBLE NOTES;

          o THE INITIAL CONVERSION PRICE PER SHARE OF THE SHARES UNDERLYING THE SENIOR CONVERTIBLE NOTES;

          o THE TOTAL POSSIBLE SHARES UNDERLYING THE SENIOR CONVERTIBLE NOTES (ASSUMING NO INTEREST PAYMENTS AND COMPLETE CONVERSION THROUGHOUT THE TERM OF THE SENIOR CONVERTIBLE NOTES);

          o THE COMBINED MARKET PRICE OF THE TOTAL NUMBER OF SHARES UNDERLYING THE SENIOR CONVERTIBLE NOTES, CALCULATED BY USING THE MARKET PRICE PER SHARE ON THE DATE OF THE SALE OF THE SENIOR CONVERTIBLE NOTES AND THE TOTAL POSSIBLE SHARES UNDERLYING THE SENIOR CONVERTIBLE NOTES;

          o THE TOTAL POSSIBLE SHARES THE SELLING SHAREHOLDERS MAY RECEIVE AND THE COMBINED CONVERSION PRICE OF THE TOTAL NUMBER OF SHARES UNDERLYING THE SENIOR CONVERTIBLE NOTES CALCULATED BY USING THE INITIAL CONVERSION PRICE OF THE SENIOR CONVERTIBLE NOTES AND THE TOTAL POSSIBLE NUMBER OF SHARES THE SELLING SHAREHOLDERS MAY RECEIVE; AND

          o THE TOTAL POSSIBLE DISCOUNT TO THE MARKET PRICE AS OF THE DATE OF THE SALE OF THE SENIOR CONVERTIBLE NOTES, CALCULATED BY SUBTRACTING THE TOTAL CONVERSION PRICE ON THE DATE OF THE SALE OF THE SENIOR CONVERTIBLE NOTES FROM THE COMBINED MARKET PRICE OF THE TOTAL NUMBER OF SHARES UNDERLYING THE SENIOR CONVERTIBLE NOTES ON THAT DATE.

          WITH RESPECT TO THE PROVISIONS IN THE SENIOR CONVERTIBLE NOTES THAT COULD RESULT IN A CHANGE IN THE PRICE PER SHARE UPON THE OCCURRENCE OF CERTAIN EVENTS, PLEASE PROVIDE ADDITIONAL TABULAR DISCLOSURE AS APPROPRIATE. FOR EXAMPLE, PLEASE PROVIDE ADDITIONAL DISCLOSURE WITH RESPECT TO THE "FULL RATCHET" ANTI-DILUTION ADJUSTMENT.

     Please see the Company's additional disclosures under the caption "Total Potential Profit to Note Holders From Senior Convertible Notes" on pages 77-80 of the marked Registration Statement.

5. PLEASE PROVIDE US, WITH A VIEW TOWARD DISCLOSURE IN THE PROSPECTUS, WITH TABULAR DISCLOSURE OF THE TOTAL POSSIBLE PROFIT TO BE REALIZED AS A RESULT OF ANY CONVERSION DISCOUNTS FOR THE SHARES OF COMMON STOCK UNDERLYING THE WARRANTS THAT ARE HELD BY THE SELLING SHAREHOLDERS OR ANY AFFILIATES OF THE SELLING SHAREHOLDERS, PRESENTED IN A TABLE WITH THE FOLLOWING INFORMATION DISCLOSED SEPARATELY:

          o MARKET PRICE PER SHARE OF THE UNDERLYING SHARES ON THE DATE OF THE SALE OF THE WARRANTS;

          o    THE INITIAL EXERCISE PRICE PER SHARE OF THE WARRANTS, AS AMENDED;

          o THE TOTAL POSSIBLE SHARES TO BE RECEIVED UNDER THE WARRANTS (ASSUMING COMPLETE EXERCISE);

          o THE COMBINED MARKET PRICE OF THE TOTAL NUMBER OF UNDERLYING SHARES, CALCULATED BY USING THE MARKET PRICE PER SHARE ON THE DATE OF THE SALE OF THE WARRANTS AND THE TOTAL POSSIBLE SHARES TO BE RECEIVED;

          o THE TOTAL POSSIBLE SHARES TO BE RECEIVED AND THE COMBINED EXERCISE PRICE OF THE TOTAL NUMBER OF SHARES UNDERLYING THE WARRANTS CALCULATED BY USING THE INITIAL EXERCISE PRICE OF THE WARRANTS, AS AMENDED, AND THE TOTAL POSSIBLE NUMBER OF UNDERLYING SHARES; AND

          o THE TOTAL POSSIBLE DISCOUNT TO THE MARKET PRICE AS OF THE DATE OF THE SALE OF THE WARRANTS, CALCULATED BY SUBTRACTING THE TOTAL EXERCISE PRICE ON THE DATE OF THE SALE OF THE WARRANTS FROM THE COMBINED MARKET PRICE OF THE TOTAL NUMBER OF UNDERLYING SHARES ON THAT DATE.

     Please see the Company's additional disclosures under the caption "Total Potential Profit to Note Holders From Series L Warrants and Series M Warrants" on pages 80-81 of the marked Registration Statement.

6. PLEASE PROVIDE US, WITH A VIEW TOWARD DISCLOSURE IN THE PROSPECTUS, WITH TABULAR DISCLOSURE OF:

          o    THE GROSS PROCEEDS PAID OR PAYABLE TO YOU IN THE TRANSACTION;

          o ALL PAYMENTS THAT HAVE BEEN MADE OR THAT MAY BE REQUIRED TO BE MADE BY YOU THAT ARE DISCLOSED IN RESPONSE TO OUR PRIOR COMMENT 3;

          o    THE RESULTING NET PROCEEDS TO YOU; AND

          o THE COMBINED TOTAL POSSIBLE PROFIT TO BE REALIZED AS A RESULT OF ANY CONVERSION DISCOUNTS REGARDING THE SHARES UNDERLYING THE SENIOR CONVERTIBLE NOTES AND THE WARRANTS THAT ARE HELD BY THE SELLING SHAREHOLDERS OR ANY AFFILIATES OF THE SELLING SHAREHOLDERS THAT IS DISCLOSED IN RESPONSE TO PRIOR COMMENTS 4 AND 5.

          FURTHER, PLEASE PROVIDE US, WITH A VIEW TOWARD DISCLOSURE IN THE PROSPECTUS, WITH DISCLOSURE--AS A PERCENTAGE--OF THE TOTAL AMOUNT OF ALL POSSIBLE PAYMENTS AS DISCLOSED IN RESPONSE TO PRIOR COMMENT 3 AND THE TOTAL POSSIBLE DISCOUNT TO THE MARKET PRICE OF THE SHARES UNDERLYING THE SENIOR CONVERTIBLE NOTES AS DISCLOSED IN RESPONSE TO PRIOR COMMENT 3 DIVIDED BY THE NET PROCEEDS TO YOU FROM THE SALE OF THE SENIOR CONVERTIBLE NOTES, AS WELL AS THE AMOUNT OF THAT RESULTING PERCENTAGE AVERAGED OVER THE TERM OF THE CONVERTIBLE NOTES.

     Please see the Company's additional disclosures under the caption "Cost of Financing and Net Proceeds" on pages 78-79 of the marked Registration Statement.

7. PLEASE PROVIDE US, WITH A VIEW TOWARD DISCLOSURE IN THE PROSPECTUS, WITH TABULAR DISCLOSURE OF ALL PRIOR SECURITIES TRANSACTIONS BETWEEN YOU AND THE SELLING SHAREHOLDERS, ANY AFFILIATES OF THE SELLING SHAREHOLDERS, OR ANY PERSON WITH WHOM ANY SELLING SHAREHOLDER HAS A CONTRACTUAL RELATIONSHIP REGARDING THE TRANSACTION (OR ANY PREDECESSORS OF THOSE PERSONS), WITH THE TABLE INCLUDING THE FOLLOWING INFORMATION DISCLOSED SEPARATELY FOR EACH
     TRANSACTION:

          o    THE DATE OF THE TRANSACTION;

          o THE NUMBER OF SHARES OF THE CLASS OF SECURITIES SUBJECT TO THE TRANSACTION THAT WERE OUTSTANDING PRIOR TO THE TRANSACTION;

          o THE NUMBER OF SHARES OF THE CLASS OF SECURITIES SUBJECT TO THE TRANSACTION THAT WERE OUTSTANDING PRIOR TO THE TRANSACTION AND HELD BY PERSONS OTHER THAN THE SELLING SHAREHOLDERS, AFFILIATES OF THE COMPANY, OR AFFILIATES OF THE SELLING SHAREHOLDERS;

          o THE NUMBER OF SHARES OF THE CLASS OF SECURITIES SUBJECT TO THE TRANSACTION THAT WERE ISSUED OR ISSUABLE IN CONNECTION WITH THE TRANSACTION;

          o THE PERCENTAGE OF TOTAL ISSUED AND OUTSTANDING SECURITIES THAT WERE ISSUED OR ISSUABLE IN THE TRANSACTION (ASSUMING FULL ISSUANCE), WITH THE PERCENTAGE CALCULATED BY TAKING THE NUMBER OF SHARES ISSUED AND OUTSTANDING PRIOR TO THE APPLICABLE TRANSACTION AND HELD BY PERSONS OTHER THAN THE SELLING SHAREHOLDERS, AFFILIATES OF THE COMPANY, OR AFFILIATES OF THE SELLING SHAREHOLDERS, AND DIVIDING THAT NUMBER BY THE NUMBER OF SHARES ISSUED OR ISSUABLE IN CONNECTION WITH THE APPLICABLE TRANSACTION;

          o THE MARKET PRICE PER SHARE OF THE CLASS OF SECURITIES SUBJECT TO THE TRANSACTION IMMEDIATELY PRIOR TO THE TRANSACTION (REVERSE SPLIT ADJUSTED, IF NECESSARY); AND

          o THE CURRENT MARKET PRICE PER SHARE OF THE CLASS OF SECURITIES SUBJECT TO THE TRANSACTION (REVERSE SPLIT ADJUSTED, IF NECESSARY).

     Please see the Company's additional disclosures under the caption "Certain Relationships Between Us and the Note Holders" on pages 81-82 of the marked Registration Statement. Other than the original Securities Purchase Agreement, which was entered into on July 30, 2007, and the Amendment and Exchange Agreements, which were entered into on January 18, 2007 and amended and restated on January 22, 2007, the Company has not entered into any other transactions with, or sold any other of its securities to, the Selling Stockholders or any affiliates of the Selling Stockholders. Nor does the Company have any ongoing relationship with the Selling Stockholders, or any affiliates of the Selling Stockholders, other than the Company's obligations under the documents and agreements entered into in connection with the financing.

8. PLEASE PROVIDE US, WITH A VIEW TOWARD DISCLOSURE IN THE PROSPECTUS, WITH TABULAR DISCLOSURE COMPARING:

          o THE NUMBER OF SHARES OUTSTANDING PRIOR TO THE CONVERTIBLE NOTE TRANSACTION THAT ARE HELD BY PERSONS OTHER THAN THE SELLING SHAREHOLDERS, AFFILIATES OF THE COMPANY, AND AFFILIATES OF THE SELLING SHAREHOLDERS;

          o THE NUMBER OF SHARES REGISTERED FOR RESALE BY THE SELLING SHAREHOLDERS OR AFFILIATES OF THE SELLING SHAREHOLDERS IN PRIOR REGISTRATION STATEMENTS;

          o THE NUMBER OF SHARES REGISTERED FOR RESALE BY THE SELLING SHAREHOLDERS OR AFFILIATES OF THE SELLING SHAREHOLDERS THAT CONTINUE TO BE HELD BY THE SELLING SHAREHOLDERS OR AFFILIATES OF THE SELLING SHAREHOLDERS;

          o THE NUMBER OF SHARES THAT HAVE BEEN SOLD IN REGISTERED RESALE TRANSACTIONS BY THE SELLING SHAREHOLDERS OR AFFILIATES OF THE SELLING SHAREHOLDERS; AND

          o THE NUMBER OF SHARES REGISTERED FOR RESALE ON BEHALF OF THE SELLING SHAREHOLDERS OR AFFILIATES OF THE SELLING SHAREHOLDERS IN THE CURRENT TRANSACTION.

          IN THIS ANALYSIS, THE CALCULATION OF THE NUMBER OF OUTSTANDING SHARES SHOULD. NOT INCLUDE ANY SECURITIES UNDERLYING ANY OUTSTANDING CONVERTIBLE SECURITIES, OPTIONS, OR WARRANTS.

     Please see the Company's additional disclosures under the caption "Certain Information Regarding Our Outstanding Common Stock and the Note Holders' Resale of Our Common Stock" on pages 81-82 of the marked Registration Statement.

9. PLEASE PROVIDE US, WITH A VIEW TOWARD DISCLOSURE IN THE PROSPECTUS, WITH THE FOLLOWING INFORMATION:

          o WHETHER YOU HAVE THE INTENTION, AND A REASONABLE BASIS TO BELIEVE THAT YOU WILL HAVE THE FINANCIAL ABILITY, TO MAKE ALL PAYMENTS ON THE OVERLYING SECURITIES; AND

          o WHETHER--BASED ON INFORMATION OBTAINED FROM THE SELLING SHAREHOLDERS--ANY OF THE SELLING SHAREHOLDERS HAVE AN EXISTING SHORT POSITION IN YOUR COMMON STOCK AND, IF ANY OF THE SELLING SHAREHOLDERS HAVE AN EXISTING SHORT POSITION, THE FOLLOWING ADDITIONAL INFORMATION:

               o THE DATE ON WHICH EACH SUCH SELLING SHAREHOLDER ENTERED INTO THAT SHORT POSITION; AND

               o THE RELATIONSHIP OF THE DATE ON WHICH EACH SUCH SELLING SHAREHOLDER ENTERED INTO THAT SHORT POSITION TO THE DATE OF THE ANNOUNCEMENT OF THE CONVERTIBLE NOTE TRANSACTION AND THE FILING OF THE REGISTRATION STATEMENT (E.G., BEFORE OR AFTER THE ANNOUNCEMENT OF THE CONVERTIBLE NOTE TRANSACTION, BEFORE THE FILING OR AFTER THE FILING OF THE REGISTRATION STATEMENT, ETC.).

     With respect to the first bullet point above, please see the Company's additional disclosures under the caption "Total Potential Profit to Note Holders From Senior Convertible Notes" on pages 77-80 of the marked Registration Statement. The Company anticipates that it will pay the entire principal balance of the senior convertible notes in shares of its common stock. The Company also anticipates that, to the fullest extent permitted by the senior convertible notes, it will pay interest payments under the notes in shares of its common stock.

     With respect to the second through fourth bullet points above, please see the Company's additional disclosures under the caption "Certain Information Regarding Our Outstanding Common Stock and the Note Holders' Resale of Our Common Stock" on pages 81-82 of the marked Registration Statement. Based on the Company's inquiries with the Selling Stockholders, none of the Selling Stockholders or their affiliates had an existing short position in the Company's common stock, nor did they own any of the Company's outstanding common stock, as of March 12, 2007 (the date of our inquiry).

10.  PLEASE PROVIDE US, WITH A VIEW TOWARD DISCLOSURE IN THE PROSPECTUS, WITH:

          o A MATERIALLY COMPLETE DESCRIPTION OF THE RELATIONSHIPS AND ARRANGEMENTS THAT HAVE EXISTED IN THE PAST THREE YEARS OR ARE TO BE PERFORMED IN THE FUTURE BETWEEN YOU AND THE SELLING SHAREHOLDERS, ANY AFFILIATES OF THE SELLING SHAREHOLDERS, OR ANY PERSON WITH WHOM ANY SELLING SHAREHOLDER HAS A CONTRACTUAL RELATIONSHIP REGARDING THE TRANSACTION (OR ANY PREDECESSORS OF THOSE PERSONS)--THE INFORMATION PROVIDED SHOULD INCLUDE, IN REASONABLE DETAIL, A COMPLETE DESCRIPTION OF THE RIGHTS AND OBLIGATIONS OF THE PARTIES IN CONNECTION WITH THE SALE OF THE SENIOR CONVERTIBLE NOTES; AND

          o COPIES OF ALL AGREEMENTS BETWEEN YOU AND THE SELLING SHAREHOLDERS, ANY AFFILIATES OF THE SELLING SHAREHOLDERS, OR ANY PERSON WITH WHOM ANY SELLING SHAREHOLDER HAS A CONTRACTUAL RELATIONSHIP REGARDING THE TRANSACTION (OR ANY PREDECESSORS OF THOSE PERSONS) IN CONNECTION WITH THE SALE OF THE SENIOR CONVERTIBLE NOTES.

          IF IT IS YOUR VIEW THAT SUCH A DESCRIPTION OF THE RELATIONSHIPS AND ARRANGEMENTS BETWEEN AND AMONG THOSE PARTIES ALREADY IS PRESENTED IN THE PROSPECTUS AND THAT ALL AGREEMENTS BETWEEN OR AMONG THOSE PARTIES ARE INCLUDED AS EXHIBITS TO THE REGISTRATION STATEMENT, PLEASE PROVIDE US WITH CONFIRMATION OF YOUR VIEW IN THIS REGARD.

     It is the Company's position that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus (see page 81 of the marked Registration Statement) and that all agreements between or among those parties are included as exhibits to the Registration Statement (see Exhibits 4.2 through 4.11).

11. PLEASE PROVIDE US, WITH A VIEW TOWARD DISCLOSURE IN THE PROSPECTUS, WITH A DESCRIPTION OF THE METHOD BY WHICH YOU DETERMINED THE NUMBER OF SHARES YOU SEEK TO REGISTER IN CONNECTION WITH THIS REGISTRATION STATEMENT. IN THIS REGARD, PLEASE ENSURE THAT THE NUMBER OF SHARES REGISTERED IN THE FEE TABLE IS CONSISTENT WITH THE SHARES LISTED IN THE SELLING SHAREHOLDERS SECTION OF THE PROSPECTUS.

     Please see the Company's additional disclosures under the caption "Summary of Certain Economic Terms of the Senior Convertible Note Financing and Potential Negative Implications to Us and Our Other Investors" on page 75 of the marked Registration Statement. The Company is registering 15,267,292 shares because, pursuant to the amended and restated registration rights agreement between the Company and the Selling Stockholders, the Company has committed to include in this prospectus the maximum number of shares that the Commission will allow us to register, and the Company believes that 15,267,292 shares represents the maximum number of shares that the Commission will allow the Company to register under the Securities Act.

FACING PAGE
-----------

12. WE NOTE YOUR REFERENCE TO RULE 416 UNDER THE SECURITIES ACT WITH RESPECT TO "A STOCK SPLIT, STOCK DIVIDEND OR SIMILAR TRANSACTION." PLEASE CONFIRM YOUR UNDERSTANDING THAT RULE 416 WILL NOT BE APPLICABLE TO ADDITIONAL SHARES ISSUABLE AS A CONSEQUENCE OF "FULL RATCHET" CONVERSION PRICE ADJUSTMENTS.

     The Company understands and acknowledges the Commission's interpretation of "stock split, stock dividends or similar transactions" under Rule 416. The Company hereby confirms its understanding that Rule 416 will not be applicable to additional shares issuable as a consequence of "full ratchet" conversion price adjustments.

PROSPECTUS SUMMARY, PAGE 3
--------------------------

13. PLEASE PROVIDE US SUPPORT FOR YOUR STATEMENT THAT THE ER-1010 IS "CAPABLE OF REDUCING THE COST OF SWITCH PERFORMANCE BY ENABLING AN ENTIRE NETWORK TO BE ARCHITECTED FROM COMMON, HIGH PERFORMANCE BUILDING BLOCKS." PLEASE ADVISE AND CONSIDER ADDITIONAL DISCLOSURE WHERE APPROPRIATE OF HOW YOUR PRODUCT DIFFERS FROM OTHER PRODUCTS AND, THEREFORE RESULTS IN A LOWER COST.

     The Company has deleted the quoted language from the Prospectus Summary on page 3 of the prospectus. After additional review of the prospectus, the Company believes that its products, including the ER-1010, and their attributes are more appropriately and thoroughly described under the "Business" section beginning on page 49 of the marked Registration Statement.

EXHIBIT 5.1
-----------

14. PLEASE FILE COUNSEL'S OPINION WITH RESPECT TO THE SHARES BEING REGISTERED AS SOON AS PRACTICABLE.

     The opinion of Moye White LLP has been attached as Exhibit 5.1 to the Registration Statement.

     We trust that the foregoing is responsive to your comments in your letter of February 20, 2007. If you have any questions, please call me at (949) 623-9305 or the Company's corporate counsel Garett M. Sleichter at (714) 641-3495 or Thomas J. Crane at (714) 641-3464.

                                          Respectfully submitted,

                                          /s/ Bob van Leyen,

                                          Bob van Leyen,
                                          Chief Financial Officer and Secretary

cc:  Daniel Lee (w/encl.)
     Barbara Jacobs (w/encl.)
     Thomas J. Crane
     Garett M. Sleichter